September 28, 2010

Via EDGAR

Mr. Jeff Jaramillo

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Image Sensing Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 24, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Form 8-K/A filed August 4, 2010

File No. 000-26056

Dear Mr. Jaramillo:

Thank you for your comment letter dated August 30, 2010 regarding our Form 10-Q for the fiscal quarter ended March 31, 2010 and our Form 8-K/A filed on August 4, 2010 (the “August Form 8-K/A”).  We are providing this letter in response.  Each of your comments is included and numbered in the same order as your letter and is followed by our response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Exhibit 31.1 and 31.2

1.

Refer to our prior comment 3.  Please file the amendment to Form 10-Q for the fiscal quarter ended March 31, 2010.  We will review the amendment, including the changes you indicated you will make therein, when filed.

Response:  As requested, on September 7, 2010, we filed an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 to amend the Section 302 certifications to include the introductory language in paragraph 4 and paragraph 4(b) of the certifications that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company as required by Item 601(b)(31) of Regulation S-K.

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

September 28, 2010

Form 8-K/A filed August 4, 2010

Exhibit 99.1

Report of Independent Auditors, page 3

2.

We see that you completed the acquisition of Citysync Limited a Company based in the United Kingdom and note that the financial statements of Citysync Limited have been audited, “in accordance with applicable law and International Standards on Auditing (UK and Ireland).”  Please note that the instructions to Item 8.A.2 of the Form 20-F require that the financial statements must be audited in accordance with U.S. and Commission standards for auditor independence.  Please amend the Form 8-K to address the following:

•	Include financial statements of Citysync Limited that have been audited in accordance with U.S. generally accepted auditing standards as required by Item 8.A.2 of Form 20-F.
•

Have your independent auditors include a report that complies with, and is substantially similar to the examples of reports provided in, paragraph 8 of AU Section 508.  In addition, please provide a report that is signed by the auditing firm rather than by an individual on behalf of the auditing firm, or advise us.

Response: We agree with the foregoing comments. To address them, we plan to file an amendment to the Form 8-K (the “Form 8-K/A”) which will:

•	Include financial statements of CitySync Limited (“CitySync”) that have been audited in accordance with U.S. generally accepted auditing standards; and
•

Include a report from our independent auditors that complies with and is substantially similar to examples of reports provided in paragraph 8 of AU Section 508, and that is signed by the auditing firm rather than an individual on behalf of the auditing firm.

Please note that the CitySync financial statements will be audited in accordance with U.S. standards for auditor independence and U.S. generally accepted auditing standards.    It is unclear that Raffingers Stuart, which audited the CitySync financial statements included in the August Form 8-K/A, meets the applicable U.S. independence standards.  As a result, the CitySync financial statements will be audited under U.S. GAAP by a U.S. accounting firm that meets U.S. standards for auditor independence.

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

September 28, 2010

3.

We note that the financial statements of Citysync Limited have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities but that you did not provide the disclosures and reconciliations as prescribed by Item 17 of Form 20-F.  Please confirm to us that Citysync Limited did not meet the 30 percent threshold outlined in Item 17(c)(2)(v) of Form 20-F, which states that issuers that prepare financial statements on a basis of accounting other than US GAAP for a business acquired or to be acquired pursuant to Rule 3-05 of Regulation S-X may omit the disclosures specified by paragraphs (c)(2)(i), (c)(2)(ii) and (c)(2)(iii) of Item 17 of Form 20-F if the conditions specified in the definition of a significant subsidiary in Rule 1-02(w) of Regulation S-X do not exceed 30 percent.  Please provide us with the supporting calculations for your significant subsidiary test.

Response:  Please note that as described above, the CitySync financial statements in the Form 8-K/A will be prepared in accordance with U.S. GAAP.  We provided no reconciliation of U.K. GAAP to U.S. GAAP in the CitySync financial statements included in the August Form 8-K/A because there are no material differences between U.K. GAAP and U.S. GAAP.

Because the CitySync financial statements in the Form 8-K/A will be prepared in accordance with U.S. GAAP, Item 17(c)(2)(v) of Form 20-F no longer applies. However, based on the calculations set forth below, even if the CitySync financial statements were prepared in accordance with U.K. GAAP, the conditions specified in the definition of a significant subsidiary in Rule 1-02(w) of Regulation S-X would not exceed 30 percent with respect to CitySync, and, as provided by Item 17(c)(2)(v) of Form 20-F, our omission of the disclosures specified by paragraphs (c)(2)(i), (c)(2)(ii) and (c)(2)(iii) of Item 17 of Form 20-F was appropriate.  The following sets forth the “significant subsidiary” tests of Rule 1-02(w) of Regulation S-X with respect to CitySync:

(1)	Investment in/advances to subsidiary:

	Consideration transferred (as disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)	$9,608,000

	Image Sensing Systems, Inc. (“ISS”) consolidated assets at 12/31/09 (most recent fiscal year end)	41,150,000

		23.3%

(2)	Share of total assets:

	CitySync total assets at 1/31/10 (most recent fiscal year end)	$3,326,000

	ISS consolidated assets at 12/31/09 (most recent fiscal year end)	41,150,000

		8.1%

(3)	Share of income before tax and extraordinary items:

	CitySync fiscal year end 1/31/10 (most recent fiscal year – was a loss)	$397,000

	ISS fiscal year end 12/31/09 (most recent fiscal year)	5,219,000

		7.6%

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

September 28, 2010

Exhibit 99.3

4.

Please revise the introductory paragraphs of the Unaudited Pro Forma Condensed Financial Statements to clearly disclose whether the CitySync financial statements are presented in accordance with US GAAP or UK GAAP.  If the amounts presented are in accordance with UK GAAP, please revise to provide the required reconciliation to US GAAP, at the level of detail required by Item 17 of Form 20-F.  In addition, disclose the foreign exchange rate used to translate the amounts from Pounds Sterling to US dollars and revise the filing to disclose the method you used to translate currencies.  Please note that the method applied must be consistent with paragraphs 40-1, 45-3, 45-12, and 55-10 of FASB ASC 830-30 (formerly paragraphs 12 through 14 of SFAS No. 52).

Response:  In the Form 8-K/A, we propose to revise the third, fourth, fifth and sixth introductory paragraphs under the caption “Unaudited Pro Forma Condensed Combined Financial Statements” to clearly disclose that the CitySync financial statements are presented in accordance with U.S. GAAP and to disclose the foreign exchange rate used to translate the amounts from Pounds Sterling to U.S. dollars and the method we used to translate currencies (which will be consistent with paragraphs 40-1, 45-3, 45-12, and 55-10 of FASB ASC 830-30 (formerly paragraphs 12 through 14 of SFAS No. 52)).  Because the CitySync financial statements to be included in the Form 8-K/A will be prepared in accordance with U.S. GAAP by a U.S. accounting firm as described above, your request for a reconciliation to U.S. GAAP is no longer applicable.

We propose to revise such paragraphs as follows; the additions to be made to the August Form 8-K/A are underlined, and the deletion is shown as struck through:

Revised Disclosure:

                The following unaudited pro forma condensed combined financial statements present the pro forma effect of the acquisition of CitySync by the Company on the Company’s historical financial position and results of operations using the purchase method of accounting. The fiscal year of the Company ends on December 31 and the fiscal year of CitySync ends on January 31.  The CitySync financial statements were prepared in accordance with U.S. generally accepted accounting principles and are translated to U.S. dollars using the average exchange rate for the period in question for the statements of operations and using the daily exchange rate on the date of the balance sheet.

                The ~~following~~ unaudited pro forma condensed combined balance sheet as of March 31, 2010 has been derived from the Company’s unaudited consolidated balance sheet as of March 31, 2010 and CitySync’s unaudited consolidated balance sheet as of April 30, 2010 and is presented as if the acquisition had occurred on March 31, 2010.  The foreign exchange rate used was 1.5067 U.S. dollars equals one Pound Sterling.

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

September 28, 2010

                The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2009 has been derived from the Company’s audited consolidated statement of operations the year ended December 31, 2009 and CitySync’s audited consolidated profit and loss account for the year ended January 31, 2010 and is presented as if the acquisition had occurred on January 1, 2009.  The foreign exchange rate used was 1.5747 U.S. dollars equals one Pound Sterling.

                The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2010 has been derived from the Company’s unaudited consolidated statement of operations the three months ended March 31, 2010 and CitySync’s unaudited consolidated profit and loss account for the three months ended April 30, 2010 and is presented as if the acquisition had occurred on January 1, 2009.  The foreign exchange rate used was 1.5319 U.S. dollars equals one Pound Sterling.

We hereby acknowledge to the Commission that:

•	Image Sensing Systems, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Image Sensing Systems, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Commission’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses.  You may feel free to contact me directly at (651) 603-7700.

Sincerely,

/s/  Gregory R. L. Smith

Gregory R. L. Smith

Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

cc:	Joshua Bushard, Grant Thornton LLP Michele D. Vaillancourt, Winthrop & Weinstine, P.A.